

Eric Ralls

Founder/CEO at PlantSnap and Earth.com

PlantSnap • Thunderbird School of Global Management

Telluride, Colorado • 0 &

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Experience


Founder/CEO
PlantSnap
Jul 2012 – Present • 4 yrs 9 mos


Founder/CEO
Earth.com
Oct 2016 – Present • 6 mos


Founder/CEO
GreenAtom
Aug 2014 – Present • 2 yrs 8 mos


Founder/CEO
redOrbit
Oct 2002 – Jan 2014 • 11 yrs 4 mos

Education


Thunderbird School of Global Management
1996 – 1997


Vanderbilt University
Bachelor of Arts (B.A.), Double major: Japanese Language and Literature/Psychology
1989 – 1993

Following


Leadership & Management
24,006,840 followers


Thunderbird School of Global Management
42,108 followers


Thunderbird School of Global Management
39,781 followers


Technology
19,965,738 followers


Social Media
15,743,209 followers


Big Ideas & Innovation
21,140,632 followers

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